UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company (Issuer))

GRAND PRIX ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

CA, INC.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Grand Prix Acquisition Corp.

c/o CA, Inc.

520 Madison Avenue

New York, New York 10022

1-800-225-5224

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$538,914,542	$62,621.87

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rally Software Development Corp., at a purchase price of $19.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 25,647,582 issued and outstanding Shares, multiplied by $19.50 per Share; (ii) 1,508,101 Shares underlying outstanding options with an exercise price that is less than $19.50 per Share, multiplied by $9.80 per Share (which is equal to the difference between $19.50 and $9.70, the weighted average exercise price of such options that have an exercise price that is less than $19.50 per Share); (iii) 1,034,734 Shares subject to restricted stock units, multiplied by $19.50 per Share; (iv) 190,000 Shares estimated to be subject to outstanding rights under the 2013 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on The New York Stock Exchange on the last day of the offering period in effect under the ESPP was equal to the Offer Price), multiplied by $19.50 per Share; and (v) 7,951 Shares issuable pursuant to outstanding warrants with an exercise price less than $19.50 per Share, multiplied by $15.72 per Share, which is the offer price per Share minus the exercise price of such warrants of $3.78 per Share.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,621.87	Filing party:	Grand Prix Acquisition Corp. CA, Inc.
Form or Registration No.:	Schedule TO-T (File No. 005-87804)	Date filed:	June 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                    third party tender offer subject to Rule 14d-1.

☐                      issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by CA, Inc., a Delaware Corporation (“Parent” or “CA”) and Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser (the “Offer”) for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rally Software Development Corp., a Delaware corporation (“Rally”), at a price of $19.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Summary Term Sheet

1.              The penultimate sentence of the last full paragraph of the sixth question under the header “Does Purchaser have the financial resources to make payment?” is hereby amended and restated to read “CA intends to fund the purchase of all Shares tendered in the tender offer using a combination of cash on hand and borrowings under its existing revolving credit facility.”

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

1.              The Second paragraph of Section 9 of the Offer to Purchase entitled “Source and Amount of Funds.” is amended and restated as follows:

“CA and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $548 million.  CA intends to fund the tender offer using a combination of cash on hand and borrowings under its existing revolving credit facility.

The following is a summary of certain provisions of CA’s revolving credit facility.  The summary is qualified in its entirety by reference to CA’s revolving credit facility, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to the Schedule TO.

The maximum committed amount available under CA’s revolving credit facility is $1 billion. The facility also provides CA with an option to increase the available credit by an amount up to $500 million. This option is subject to certain conditions and the agreement of the facility lenders. In April 2015, CA amended its revolving credit facility to extend the termination date from June 2018 to June 2019.

Advances under the revolving credit facility bear interest at a rate dependent on CA’s credit ratings at the time of those borrowings and are calculated according to a Base Rate or a Eurocurrency Rate, as the case may be, plus an applicable margin. CA must also pay facility commitment fees quarterly on the full revolving credit commitment at rates dependent on CA’s credit ratings.

As of June 29, 2015 and at March 31, 2015 and 2014, there were no outstanding borrowings under the revolving credit facility and, based on CA’s credit ratings, the rates applicable to the facility at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
Applicable margin on Base Rate borrowing	0.125%	0.125%
Weighted average interest rate on outstanding borrowings	—%	—%
Applicable margin on Eurocurrency Rate borrowing	1.000%	1.000%
Facility commitment fee	0.125%	0.125%

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The interest rate that would have applied at March 31, 2015 to a borrowing under the amended revolving credit facility would have been 3.38% for Base Rate borrowings and 1.18% for Eurocurrency Rate borrowings.

There was no borrowing activity under the revolving credit facility for fiscal years 2015, 2014 and 2013. The revolving credit facility contains customary covenants for borrowings of this type, including two financial covenants: (i) as of any date, for the period of four fiscal quarters ended on or immediately prior to such date, the ratio of consolidated debt for borrowed money to consolidated cash flow, each as defined in the revolving credit facility agreement, must not exceed 4.00 to 1.00; and (ii) as of any date, for the period of four fiscal quarters ended on or immediately prior to such date, the ratio of consolidated cash flow to the sum of interest payable on, and amortization of debt discount in respect of, all consolidated debt for borrowed money, as defined in the credit agreement, must not be less than 3.50 to 1.00.

Borrowings under the revolving credit facility, including borrowings in connection with the purchase of the Shares, require, at the date of such borrowing, that (i) no event of default shall have occurred and be continuing and (ii) CA reaffirm the representations and warranties it made in the credit agreement.

It is anticipated that indebtedness incurred under the revolving credit facility in connection with the purchase of the Shares will be repaid from funds generated internally by CA and its subsidiaries and from other sources. No final decisions have been made concerning the method that CA will use to repay such indebtedness.

In the event that, for any reason, borrowings under the revolving credit facility are unavailable at the time of the closing of the Offer, CA intends to fund the purchase of Shares in the Offer solely with cash on hand.  The Offer is not subject to any financing conditions.”

Item 12 of the Schedule TO is hereby further amended and supplemented to add the following exhibit:

(b)(1)                  Amended and Restated Credit Agreement dated June 7, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CA, Inc. with the Securities and Exchange Commission on June 10, 2013).

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAND PRIX ACQUISITION CORP.

By:	/s/ Lawrence Egan

Name:	Lawrence Egan
Title:	President and Secretary

CA, INC.

By:	/s/ Michael C. Bisignano

Name:	Michael C. Bisignano
Title:	Executive Vice President and General Counsel

Dated: June 30, 2015

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015*
(a)(1)(B)	Letter of Transmittal†
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees†
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees†
(a)(1)(E)	Notice of Guaranteed Delivery†
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 8, 2015†
(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp., and Stockholder thereto†
(a)(5)

Joint Press Release of CA, Inc. and Rally Software Development Corp., dated May 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Grand Prix Acquisition Corp. and CA, Inc. with the Securities and Exchange Commission on May 27, 2015)

(b)(1)

Amended and Restated Credit Agreement dated June 7, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CA, Inc. with the Securities and Exchange Commission on June 10, 2013)

(d)(1)

Acquisition Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Rally Software Development Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rally Software Development Corp. with the Securities and Exchange Commission on May 27, 2015)

(d)(2)	Confidentiality Agreement, dated December 9, 2014, between Rally Software Development Corp. and CA, Inc. †
(g)	None
(h)	None

* Included in mailing to Rally stockholders.

† Previously filed.

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